RECEIVED

2008 MAR 13 A 10:41

Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

[redacted]

08001221

7 March 2008
DKGUJ

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark
Tel: +45 49 11 11 11
www.coloplast.com
CVR-nr. 69749917

SUPPL

Gunilla Jensen
Executive Secretary

Corporate Communications

Dir. tlf. +4549113621
Mobil +4530853621
Fax +4549111555
dkguj@coloplast.com

Dear Sirs,

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange No 4/2008.

Yours sincerely,
Coloplast A/S

Gunilla Jensen
Corp. Communications & IR

Encls.

PROCESSED
MAR 17 2008
THOMSON
FINANCIAL

dlw 3/13

Announcement No. 4/2008
6 March 2008

Coloplast initiates DKK 500m share buy-back

Coloplast plans to launch a share buy-back programme for up to DKK 1bn. The first stage of the programme, for DKK 500m, is expected to take place during the period from 6 March 2008 to 30 September 2008.

The buy-back programme is being launched within the scope of the existing authority granted by the shareholders at the Annual General Meeting in December 2007 for the repurchase of up to 10% of the company's share capital.

The buy-back programme will be structured in compliance with the rules of Commission Regulation No. 2273/2003 of 22 December 2003, which ensure that the company is protected against violation of insider legislation in connection with the buy-back.

The company has entered into a contract with Nordea Bank Danmark A/S, in which Nordea Bank Danmark A/S agrees to act as lead manager of the buy-back programme. According to a separate contract concluded with the company, Nordea will purchase shares on behalf of Coloplast A/S. Nordea has also agreed under the contract to make its trading decisions in relation to the shares in the company independently of, and without influence by, the company.

Coloplast is entitled to stop the repurchase during the life of the buy-back programme. If the company decides to stop the repurchase, such a decision will be disclosed to the public by announcement to the OMX Nordic Exchange Copenhagen. Subsequently, Nordea will no longer be entitled to purchase shares in Coloplast A/S on behalf of the company.

The buy-back programme is subject to the following terms:

- The volume of trading in own shares will be limited to a maximum total market value of DKK 500 million.
- The maximum number of shares to be acquired under the buy-back programme is 1,235,000 shares of DKK 5 each at a total nominal value of DKK 6,175,000, equivalent to 2.6% of the share capital of Coloplast A/S.
- The maximum number of shares to be purchased in the company per daily market session will be the equivalent to 25% of the average volume of shares in the company traded on the OMX Nordic Exchange Copenhagen during the preceding 20 business days.
- During the life of the buy-back programme no shares will be purchased at a price exceeding the higher of the following two prices:
  i) the price of the last independent trade and
  ii) the highest current independent bid on the OMX Nordic Exchange Copenhagen.
- Details of all transactions executed under the buy-back programme will be publicly disclosed on www.coloplast.com not later than the end of the seventh daily market session.

Prior to the launch of the share buy-back programme, Coloplast's holds 3,930,337 treasury shares, equal to 8.2% of the company's share capital (two million shares, equal to 2.4% of the company's share capital, are expected to be cancelled in mid-March pursuant to a resolution made by the shareholders in general meeting in December 2007).

Sten Scheibye
President and CEO

For further information, please contact

Investors and analyst

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1665
E-mail dklsk@coloplast.com

Peter Høgsted
Investor Relations Manager
Tel. +45 3085 1301
E-mail: dkptrh@coloplast.com

Press and the media

Jens Juul Madsen
Communication Manager
Tel. +45 3085 2279
E-mail dkjjm@coloplast.com

This announcement is available in a Danish and an English-language version. In the event of discrepancies, the Danish version shall prevail.

END